09057436

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 48183

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kaufman Bros., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard A. Durkin — (212) 292-8120
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerard A. Durkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaufman Bros., L.P., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

MELISSA MARTINEZ
Notary Public, State of New York
No. 01MA6106361
Qualified in Kings County
Commission Expires 3/2012

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMAN BROS., L.P. AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

KAUFMAN BROS., L.P. AND SUBSIDIARY

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
Kaufman Bros., L.P.

We have audited the accompanying consolidated statement of financial condition of Kaufman Bros., L.P. and Subsidiary (collectively "the Partnership") as of December 31, 2008. This consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Kaufman Bros., L.P. and Subsidiary as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 27, 2009

KAUFMAN BROS., L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalents	$	702,020
Receivable from clearing broker		288,183
Fees receivable, net		205,188
Securities owned, non-marketable at fair value		13,750
Investments, at fair value		173,898
Certificate of deposit		102,086
Property and equipment, net		175,971
Prepaid expenses		38,193
Other assets		73,298
Total assets	$	1,772,587
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accrued compensation costs	$	294,340
Accounts payable and accrued expenses		311,220
Capital lease obligation		64,746
Subordinated loans		725,000
Total liabilities		1,395,306
Partners' capital		377,281
Total liabilities and partners' capital	$	1,772,587

See accompanying notes to consolidated financial statement.

1. Nature of operations

Kaufman Bros., L.P. and Subsidiary (collectively the "Partnership") is a Delaware limited partnership formed to engage primarily in investment banking, brokerage and securities trading, corporate consulting and other related activities. Kaufman Bros., L.P. ("Kaufman Bros.") is managed by KB Management, LLC (the "General Partner") and is a registered broker-dealer pursuant to the Securities Exchange Act of 1934. Additionally, Kaufman Bros. is a member of the Financial Industry Regulation Authority, Inc. ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealer ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

The accompanying consolidated financial statements include the accounts of Kaufman Bros. and its wholly-owned subsidiary, KBRO Capital, LLC ("KBRO LLC"). KBRO LLC was formed on November 15, 1999 as a limited liability Partnership under the laws of the State of New York. KBRO LLC engages primarily in venture capital activities.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of Kaufman Bros. and KBRO LLC. All significant inter-Partnership transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Fees Receivable

The Partnership carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are written-off as uncollectible once the Partnership has exhausted its collection means. There was no allowance for doubtful accounts as of December 31, 2008.

Securities Owned, non-marketable at Fair Value

Securities not readily marketable represent warrants and restricted stocks, some of which are thinly traded and are valued at fair value as determined by the General Partner. Fair value is based upon the consideration of factors such as the value of the underlying security, restrictions on the conversion of the warrant and liquidity of the security. As of December 31, 2008, the General Partner determined that the fair value of all warrants and restricted stocks is approximately $13,750.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Partnership adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

2. Summary of significant accounting policies (continued)

Valuation Techniques

The Partnership values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Investments, at Fair Value

KBRO LLC holds a 4.35% equity interest in GLQ Entrepia, Inc., a 0.76% equity interest in Entrepia Fund II, L.P. and a 0.66% equity interest in Global Linq International Fund I, LLC. These private investment Partnership investments are recorded at fair value, based upon management's assessment on the underlying net asset values.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Computer hardware and software	3 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Commission Revenue from Securities Transactions

Proprietary securities transactions are recorded on a trade-date basis. Commission revenues and related expenses resulting from customers' securities transactions are recorded on a trade-date basis.

Investment Banking Fees, General Advisory and Other

Investment banking fees include consulting fees which are recognized based on the terms of the contracts and are recorded when the services are rendered. Other investment banking fees include public offering fees such as financing and underwriting fees, which are recorded when the particular offer is issued.

Income Taxes

The Partnership is not subject to federal or state income taxes and, accordingly, no provision for these income taxes has been made in the accompanying consolidated financial statements. The partners are required to report their proportional share of gains, losses, credits and deductions on their respective income tax returns. The Partnership is subject to New York City unincorporated business tax ("UBT"). At December 31, 2008, the Partnership had approximately $2,132,000 of net operating loss carryforwards ("NOL's") relating to New York City UBT, which expire in 2028. The Partnership has a deferred tax asset of approximately $85,000, which The Partnership has decided to fully reserve for, as it is more likely than not that the Partnership will not be able to utilize these deferred tax assets against future income.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Partnership complies with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Partnership has adopted Financial Accounting Standards Board ("FASB") Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Partnership has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Partnership's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies."

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and equipment

Property and equipment consist of the following at December 31, 2008:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Furniture and fixtures	$ 89,348	$ 52,507	$ 36,841
Computer hardware and software	51,166	22,073	29,093
Leasehold improvements	131,583	21,546	110,037
	$ 272,097	$ 96,126	$ 175,971

At December 31, 2008, the above property and equipment includes capital leases of $114,214 and related accumulated amortization of $51,966.

Depreciation expense for the year ended December 31, 2008 was $68,782.

4. Securities owned, non-marketable at fair value

Details of securities owned, non-marketable, at December 31, 2008 are as follows:

	Non-marketable securities
Warrants	$ 2,500
Restricted stock	11,250
	$ 13,750

5. Fair value measurements

The Partnership's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Partnership's fair value policies.

The following table presents information about the Partnership's assets measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2008
Assets				
Securities owned, non-marketable, at fair value	$ -	$ -	$ 13,750	$ 13,750
Investments, at fair value			173,898	173,898
	$ -	$ -	$ 187,648	$ 187,648

5. Fair value measurements (continued)

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market price) and unobservable (e.g., changes in risk of value) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2008:

	LEVEL 3					
Assets	Beginning Balance January 1, 2008	Unrealized Gains (Losses)	Net Transfers In and/or (Out) of	Valuation Adjustment	Ending Balances December 31, 2008	Change in Unrealized Gains (Losses) for Investments still held at December 31, 2008
Securities owned, non-marketable, at fair value	$ 35,701	$ -	$ 76,500	$ (98,451)	$ 13,750	$ -
Investments, at fair value	205,090	1,094	(32,286)		173,898	(18,803)
	$ 240,791	$ 1,094	$ 44,214	$ (98,451)	$ 187,648	$ (18,803)

Unrealized gains and losses are included in trading and investments in the consolidated statement of operations. Valuation adjustments are determined by management based on current market conditions and the amount of risk that pertains to the particular security, and are included in trading and investments in the consolidated statement of operations.

6. Obligations under capital leases

Aggregate minimum lease payments for obligations under capital leases, with imputed interest of 10.8%, per annum, in the periods subsequent to December 31, 2008 are as follows:

Period ending December 31,	
2009	$ 54,617
2010	15,104
Total minimum lease payments	69,721
Less amount representing interest	4,975
Present value of minimum lease payments	$ 64,746

7. Commitments and contingencies

The Partnership leases office space in New York City, expiring May 31, 2017, San Francisco, California, expiring October 31, 2011 and Boston, Massachusetts expiring August 31, 2011, under operating leases having non cancelable lease terms in excess of one year. In addition to base rent, certain of the leases provide for the Partnership to pay a proportionate share of operating costs and are subject to escalation clauses based on the Consumer Price Index.

At December 31, 2008, future aggregate minimum annual rent payments under these leases are approximately as follows:

Year ending December 31,		
2009	$	917,000
2010		934,000
2011		900,000
2012		707,000
2013		708,000
Thereafter		2,419,000
	$	6,585,000

Rent expense, including certain other rent charges, for the year ended December 31, 2008 was approximately $738,000.

The New York City lease calls for a security deposit of $100,000, which as been satisfied by a letter of credit. The Partnership has collateralized such letter of credit with a certificate of deposit. The security deposit for the California lease was satisfied by a cash deposit with the landlord in the amount of $6,230. The security deposit for the Boston lease was satisfied by a cash deposit with the landlord in the amount of $13,440.

In the normal course of business, the Partnership has been named as a defendant in various matters. Management of the Partnership believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Partnership.

8. Employee benefit plan

All employees of the Partnership are eligible to participate in the Partnership's qualified 401(k) retirement plan (the "Plan"). The Partnership currently matches twenty-five cents for each dollar of employee contributions. For the year ended December 31, 2008, the Partnership contributed approximately $134,000 towards the qualified 401(k) retirement plan, all of which was released from the Plan's forfeiture account.

9. Liabilities subordinated to claims of general creditors

At December 31, 2008, the Partnership had three subordinated loan agreements with its General Partner which was in accordance with an agreement approved by FINRA. The terms of the subordinated loan agreements are as follows:

- $525,000 loan agreement maturing on August 1, 2010 and bearing interest at 2% over the average six month LIBOR rate (3.04% at December 31, 2008) calculated on a monthly basis
- $100,000 loan agreement maturing on September 30, 2009 and bearing interest at 2% over the average six month LIBOR rate (3.04% at December 31, 2008) calculated on a monthly basis
- $100,000 loan agreement maturing on December 1, 2009 and bearing interest at 8%, per annum

The loan agreements have been approved as regulatory capital and constitutes part of the Partnership's net capital under the Securities and Exchange Commissions (the "SEC") Uniform Capital Rule 15c3-1.

10. Off-balance-sheet risk

Pursuant to clearance agreements, the Partnership introduces all of its securities transactions to National Financial Services LLC (or "clearing broker") on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Partnership has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing broker monitor collateral on the customers' accounts.

In addition, the due from and payables to the clearing broker are pursuant to the clearance agreement.

In the normal course of business, securities transactions of brokerage customers of the Partnership are cleared through a clearing broker. Pursuant to an agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for unsecured losses that result from a customer's failure to complete such transactions. During the year ended December 31, 2008, no such losses were incurred.

11. Concentration of credit risk

The Partnership maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

The Partnership is engaged in trading activities with various counterparties. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

12. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive benefit of Customers."

13. Net capital requirements

Kaufman Bros. is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the net capital (unconsolidated) of Kaufman Bros. was approximately $309,000 which was approximately $59,000 in excess of its minimum requirement of $250,000.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Partnership and the clearing broker, which requires, among other things, for the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

14. Subsequent events

In February 2009, the Partnership entered into a Binding Letter of Intent (the "Letter of Intent") with a limited partner of the Partnership. The Letter of Intent provides for the funding of capital contributions of up to $1,000,000 by the limited partner, for the purpose of providing working capital to the Partnership. The funding of the capital contributions (to be provided in tranche's during 2009) is subject to conditions precedent of meeting cash flow projections, as defined in the Letter of Intent.